UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

Back Yard Burgers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

05635W101

(CUSIP Number)

Reid M. Zeising

Chairman of the Board of Managers

BBAC, LLC

3060 Peachtree Road

Suite 1410

Atlanta, GA 30305

(404) 495-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

S. Joel Cartee

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

December 7, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BBAC, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

435,404
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.81%
14.	TYPE OF REPORTING PERSON

OO (limited liability company)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cherokee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

435,404
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.81%
14.	TYPE OF REPORTING PERSON

OO (limited liability company)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Reid M. Zeising
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

435,404
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

435,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.81%
14.	TYPE OF REPORTING PERSON

IN

Introductory Note.

This Amendment No. 3 (as defined herein) is being filed by BBAC, LLC (“BBAC”), Cherokee Advisors, LLC (“Cherokee”) and Reid Zeising (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 1. Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Back Yard Burgers, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2006, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2006 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 5, 2006 (the “Amended Statement” and, collectively with this Amendment No. 3, the “Statement”). The address of the Issuer’s principal executive office is 1657 N. Shelby Oaks Drive, N. Suite 105, Memphis, Tennessee 38134.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following at the end of Item 4:

The Reporting Persons wish to add their insight into the management and direction of the Issuer by nominating C. Stephen Lynn and Reid M. Zeising to serve on the Issuer’s Board of Directors. On December 7, 2006, the Reporting Persons sent a letter to the Issuer, in conformity with Article II, Section 14 of the Issuer’s Amended and Restated Bylaws, as amended, submitting Messrs. Lynn and Zeising as nominees to serve on the Issuer’s Board (the “Notice of Director Nominations”). A copy of this Notice of Director Nominations is attached to this Statement as Exhibit J.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding the following exhibits:

Exhibit J: Notice of Director Nominations.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

December 7, 2006
(Date)

BBAC, LLC

By: Reid Zeising
Chairman

/s/ Reid Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By: Reid Zeising
Managing Member

/s/ Reid Zeising
(Signature)

REID ZEISING

/s/ Reid Zeising
(Signature)